Patria Reports Second Quarter 2024 Earnings Results Grand Cayman, Cayman Islands, August 1, 2024 – Patria (Nasdaq:PAX) reported today its unaudited results for the second quarter ended June 30, 2024. The full detailed presentation of Patria's second quarter 2024 results can be accessed on the Shareholders section of Patria’s website at https://ir.patria.com/. Alex Saigh, Patria’s CEO, said: “The 2nd quarter of 2024 was a very busy quarter as we continued to make solid progress towards our near and long-term goals. Fee Related Earnings reached $40 million dollars, representing a 17% increase from 2Q23. We delivered close to $34 million dollars of Distributable Earnings, or 22 cents per share. We continued to grow and diversify our platform as we organically raised $2.2 billion dollars over the first half of 2024 and approximately $5 billion over the last twelve months, in addition to multiple inorganic initiatives. As previously announced, during the quarter we closed on the acquisition of abrdn’s private equity solutions business, and since the end of the quarter we completed the transition of the Credit Suisse real estate business in Brazil, closed on the acquisition of Nexus Capital which further strengthened our real estate platform in Colombia, and just today concluded our acquisition of the 50% of VBI we did not already own. Of note, we are excited to announce an important update to our capital management strategy and our intention to repurchase up to 1.8 million shares over the next twelve months as we look to maximize returns to shareholders. Overall, I am even more confident that we will reach our 2024 target for Fee Related Earnings of at least $170 million dollars, on the way to generating $200 to $225 million of FRE in 2025.” Financial Highlights (reported in $ USD) IFRS results included $0.8 million of net income attributable to Patria in Q2 2024. Patria generated Fee Related Earnings of $39.5 million in Q2 2024, up 17% from $33.8 million in Q2 2023, with an FRE margin of 56%. Distributable Earnings were $33.8 million for Q2 2024, or $0.22 per share. Dividends Patria has declared a quarterly dividend of $0.15 per share to record holders of common stock at the close of business on August 19th, 2024 in accordance with our new capital management strategy. This dividend will be paid on September 9th, 2024. Conference Call Patria will host its second quarter 2024 earnings conference call via public webcast on August 1st, 2024, at 9:00 a.m. ET. To register and join, please use the following link: https://edge.media-server.com/mmc/p/7j8v48dx/ For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ shortly after the call’s completion. About Patria

Patria is a global alternative asset manager and industry leader in Latin America, with over 35 years of history, combined assets under management of $40.3 billion, and a global presence with offices in 13 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities as the gateway for alternative investments in Latin America. Through a diversified platform spanning Private Equity, Infrastructure, Credit, Real Estate, Public Equities and Global Private Markets Solutions strategies, Patria provides a comprehensive range of products to serve its global client base. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. Contact Rob Lee t +1 917 769 1611 rob.lee.consult@patria.com Andre Medina t +1 917 769 1611 andre.medina@patria.com